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FOR IMMEDIATE RELEASE
FEBRUARY 16, 2006

                    MARY ANN WRIGHT JOINS COLLINS & AIKMAN AS
            EXECUTIVE VICE PRESIDENT COMMERCIAL & PROGRAM MANAGEMENT

TROY, MICH. -- Frank Macher, President and Chief Executive Officer of Collins & Aikman Corporation (CKCRQ) announced today the appointment of Mary Ann Wright as Executive Vice President Commercial and Program Management for the North American automotive supplier, effective immediately. In this position, Wright will be responsible for organizing, planning and implementing the overall marketing, sales, business development and program management activities for the Company.

Wright joins Collins & Aikman from Ford Motor Company where she most recently served as Director of Sustainable Mobility Technologies and Hybrid Vehicle Programs. In this capacity, she was responsible for all hybrid, fuel cell and alternative fuel technology development. Wright also served as Chief Engineer of the 2005 Ford Escape Hybrid, the industry's first full hybrid SUV. She began her career at Ford in 1988, holding a variety of positions in finance, product and business planning, and engineering. She also played a major role in the launch of multiple vehicles at Ford including the initial Mercury Villager and Nissan Quest, and successive versions of the Ford Taurus and Mercury Sable.

"Mary Ann is a respected, proven and recognized industry leader," Macher said. "She brings a thorough understanding of our customers' needs in terms of product development processes, and program management. She is a valuable addition to our senior management team."

Wright was recently recognized by Automotive News as one of the "Leading 100 Women in the Automotive Industry" for 2005. She holds a bachelor's degree in Economics and International Business from the University of Michigan, a Master of Science degree in Engineering from the University of Michigan and a Master of Business Administration degree from Wayne State University.

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Collins & Aikman Corporation is a leader in cockpit modules and automotive floor and acoustic systems and is a leading supplier of instrument panels, automotive fabric, plastic-based trim, and convertible top systems. The Company is headquartered in Troy, Michigan. Additional information about Collins & Aikman is available on the Internet at http://www.collinsaikman.com.

Cautionary Statement Concerning Forward-Looking Information

Information contained herein, other than historical information, may be considered "forward looking" as that term is defined by the federal securities laws. Forward-looking information reflects management's current views of future events and financial performance that involve a number of risks and uncertainties. For a list of those factors that may affect actual outcomes and performance and results, please see the Company's Form 12b-25 filed on November 23, 2005. In addition, for information on the Company's Chapter 11 case and restructuring, please visit the Company's Reorganization Information Center at http://www.collinsaikman.com. The Reorganization Information Center includes a link to the Company's Chapter 11 case information.

The cautionary statements set forth above should be considered in connection with any subsequent written or oral forward-looking statements that the Company or persons acting on its behalf may issue. The Company does not undertake any obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.